FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  February, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

According to the agreements reached on February 23rd, 2011 between PortQuay West I B.V. ("Portquay"), a company controlled by Miguel Paes do Amaral, and the Portuguese company Vertix S.G.P.S., S.A. (“Vertix”), 100% subsidiary of PRISA (CNMV Registration No. 138708), Portquay has exercised their right to transmit to Vertix 10% of the shares of the Portuguese company Grupo Media Capital S.G.P.S., S.A. (“Media Capital”).

Madrid, February 26th, 2013

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

The total price for the repurchase of the shares of Grupo Media Capital S.G.P.S., S.A., mentioned in the above referred Communication of Relevant Information, has been of euro 34,988,456.52; price that results from the application of the covenants contained in the agreement of February 23rd, 2011. The amount actually paid by Vertix S.G.P.S., S.A. ("Vertix") in this repurchase amounts to euro 25,946,715.15, corresponding to the amount paid in February 2011 and adjusted in accordance with the mechanisms provided for in the original agreement. The amount initially paid PortQuay West I BV was 70% of the original price, as reflected in the Communication of Relevant Information number 138708, dated February 23rd, 2011.

Vertix has partially funded the repurchase price through a loan from Banco Espirito Santo amounting to euro 22,000,000.

In addition to the Communication of Relevant Information number 182786, dated February 26th, 2013, under the provisions of article 82 of the Securities Market Act (“Ley del Mercado de Valores”), Promotora de Informaciones SA (PRISA) announces the following relevant information:

Madrid, February 27th, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

February 27th, 2013	By:	/s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors